FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Joint Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of The Securities Exchange Act of 1934

May 12, 2015

REED ELSEVIER PLC (Registrant) 1-3 Strand London WC2N 5JR United Kingdom	REED ELSEVIER NV (Registrant) Radarweg 29 1043 NX Amsterdam The Netherlands
(Address of principal executive office)	(Address of principal executive office)

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F).

Form 20-F  ☒            Form 40-F  ☐

1.	Underwriting Agreement, dated May 5, 2015, among RELX Capital Inc., Reed Elsevier PLC and Reed Elsevier NV and Citigroup Global Markets Limited, J.P. Morgan Securities plc, Merrill Lynch International and Morgan Stanley & Co. International plc, as representatives of the several underwriters named in Schedule 1 thereto.

2.	Sixth Supplemental Indenture, dated May 12, 2015, among RELX Capital Inc., as Issuer, Reed Elsevier PLC and Reed Elsevier NV, as Guarantors, The Bank of New York Mellon, as Trustee, The Bank of New York Mellon, London Branch, as London Paying Agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent.

3.	Form of 1.300% Note due 2025.

This current report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-3 (File No. 333-203608-02).

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

REED ELSEVIER PLC		REED ELSEVIER NV
Registrant		Registrant

By:	/s/ Alan McCulloch	By:	/s/ Jans van der Woude
Name:	Alan McCulloch	Name:	Jans van der Woude
Title:	Deputy Secretary	Title:	Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Underwriting Agreement, dated May 5, 2015, among RELX Capital Inc., Reed Elsevier PLC and Reed Elsevier NV and Citigroup Global Markets Limited, J.P. Morgan Securities plc, Merrill Lynch International and Morgan Stanley & Co. International plc, as representatives of the several underwriters named in Schedule 1 thereto.

99.2	Sixth Supplemental Indenture, dated May 12, 2015, among RELX Capital Inc., as Issuer, Reed Elsevier PLC and Reed Elsevier NV as Guarantors, The Bank of New York Mellon, as Trustee, The Bank of New York Mellon, London Branch, as London Paying Agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent.

99.3	Form of 1.300% Note due 2025.

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